Joseph L. Cannella
Partner	Direct Dial: (212) 561-3633

March 3, 2008

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Drinks Americas Holdings, Ltd. Registration Statement on Form SB-2 File No. 333-148859 Filed January 25, 2008

Dear Mr. Reynolds:

We are counsel to Drinks Americas Holdings, Ltd., a Delaware corporation (the "Company"). This correspondence is being filed in response to comments contained in your letter of February 20, 2008 relating to the Registration Statement on Form SB-2 (File No. 333-148859) of the Company (the "Registration Statement"). These comments, and the responses on behalf of the Company to these comments, are set forth below. This letter refers to the numbered paragraphs used in your comment letter. The Appendixes referred to in this letter are attached hereto. We would appreciate an opportunity to discuss certain of your comments and our responses with you at your convenience. After such conversation, we will send to you the applicable sections of the Registration Statement referenced herein marked to indicate the changes made to such sections of the Registration Statement as filed with the Commission on January 25, 2008.

Comment 1.

Appendix A provides the information suggested by Comment 1. We propose to include the chart in the Selling Security Holders section of the prospectus.

Comment 2.

Appendix B provides the information suggested by Comment 2. We propose to include the chart in the Selling Security Holders section of the prospectus.

Comment 3.

Appendix C provides the information suggested by Comment 3. We propose to include the chart in the Selling Security Holders section of the prospectus.

Comment 4.

Appendix D provides the information suggested by Comment 4. We propose to include the chart in the Selling Security Holders section of the prospectus.

Comment 5.

Appendix E provides the information suggested by Comment 5. We propose to include the chart in the Selling Security Holders section of the prospectus.

Comment 6.

Appendix F provides the information suggested by Comment 6. We propose to include the chart in the Selling Security Holders section of the prospectus. We note in this regard that the manner in which the Company computed the percentage of outstanding securities that were issued or issuable in the transaction varies from that provided for in the fifth bullet paragraph of comment number 6 in your February 20, 2008 letter. The Company believes that the method you have suggested is not what you intended in that it would generate a result in excess of 100%.

Comment 7.

Appendix G provides the information suggested by Comment 7. We propose to include the chare in the Selling Security Holders section of the prospectus.

Comment 8.

Based on information supplied by the Selling Security Holders on February 29, 2008, none of the Selling Security Holders has an existing short position in the Company Common Stock.

Comment 9.

The only relationships between the Company and the Selling Security Holders relate to the January Private Placement and the December Private Placement. All agreements between and/or among those parties are included as exhibits to the registration statement or are incorporated by reference thereto. The Company intends to supplement the disclosure provided in connection with these private placements in the section of the prospectus entitled Financial Liquidity and Capital Resources on page 22 of the prospectus by the addition of the following disclosure:

In connection with the discussion of the January Private Placement:

In connection with the January Private Placement, we paid Midtown Partners & Co., LLC, the placement agent, $640,000 in commissions and $160,000 for non-accountable expenses. We will also pay the placement agent commissions equal to 10% of the purchase price of our common stock acquired on the exercise of the warrants, if and when that occurs. We also executed a Registration Rights Agreement wherein we agreed to prepare and file at our expense, on or before 45 days after January 30, 2007, a registration statement with the SEC covering the resale of shares of common stock and 130% of the shares of common stock issuable upon exercise of the warrants issued in connection with the January Private Placement. This agreement provided that if this registration statement is not declared effective by the SEC within 90 days of January 30, 2007 (within 120 days of such date in the event of a full review by the SEC), then we will be subject to the payment of liquidated damages equal to 1% of the aggregate purchase price we received from the investors for each month until the registration statement is declared effective up to maximum penalties of 20%. We filed registration statement No. 333-141395 on March 19, 2007 (the “March Registration Statement”) to register the common stock issued in connection with the January Private Placement, including the shares underlying the warrants. The March Registration Statement was declared effective on May 2, 2007. We subsequently filed a post-effective Amendment to the March Registration Statement on January 22, 2008, which was declared effective on January 30, 2008. This post-effective amendment updates certain information contained therein including certain information with respect to the selling security holders in that offering and removed from registration the 4,444,445 shares of common stock purchased by such selling security holders in the January Private Placement, which shares, as described below, have been exchanged for our Preferred Stock and are no longer outstanding. Subject to certain exceptions, we are required to keep the March Registration Statement effective until the shares of common stock registered for resale thereunder have been sold, or may be sold without volume restrictions pursuant to Rule 144(k) of the Securities Act of 1933(“Rule 144(k)”). Failure to do so will result in the imposition of the penalties described above.

Also, subject to certain limited exceptions, the Securities Purchase Agreement we signed with the January Investors (the “January SPA”) restricted our ability to issue shares of common stock until the earlier of 90 days after the earlier of the effective date of the March Registration Statement or the 14th month anniversary of the closing date of the January Private Placement. Also, subject to certain exceptions, the January SPA provided the January Investors with the right to exchange the common stock they acquired in the January Private Placement for securities issued in subsequent financings occurring in the two year period following the closing of the January Private Placement. As described in greater detail below, this provision of the January SPA was triggered by the December Private Placement.

In connection with the Discussion of the December Private Placement:

Subsequent to the Required Registration Date, subject to certain exceptions, we are required to keep the Registration Statement effective until the shares of common stock registered for resale thereunder have been sold, or may be sold without volume restrictions pursuant to Rule 144(k). Failure to do so will result in the imposition of the penalties described above.

The Placement Agent Warrants contain anti-dilution provisions which apply in the event of stock dividends, stock splits, rights offerings and similar issuances with respect to our common stock. Out of the gross proceeds of this Offering, we paid Midtown Partners & Co., LLC, the placement agent, $180,000 in commissions and $30,000 for non-accountable expenses.

Also, subject to certain limited exceptions, the Securities Purchase Agreement we signed with the December Investors (the “December SPA") restricts our ability to issue shares of common stock until the earlier of 45 days after the earlier of the effective date of the Registration Statement filed with the SEC with respect to the December Private Placement or the date the shares of common stock issued or issuable upon conversion of the Preferred Stock and the Waiver Shares may be sold pursuant to rule 144 without volume or manner restrictions. Also, subject to certain limited exceptions, the December SPA provides the December Investors with the right to exchange the Preferred Stock they acquired in the December Private Placement for securities issued in subsequent financings occurring in the one year period following the closing of the December Private Placement. Furthermore, under the December SPA, the December Investors have the right until the 12 month anniversary of the earlier of (i) the effective date of the Registration Statement and (ii) the date the shares of common stock issued or issuable upon conversion of the Preferred Stock may be sold pursuant to Rule 144 without volume or manner restrictions, to subscribe for 100% of any offering of common stock or common stock equilivants by the Company, on the same terms , conditions and price provided for in such subsequent financings.

The Company also intends to provide additional disclosure with respect to its Series A Preferred Stock by adding the following paragraphs at the end of the section of the prospectus entitled Description of Securities on page 33 of the prospectus and providing a cross reference to such section in the discussion of its December Private Placement in the section of the prospectus entitled Liquidity and Capital Resources on page 22 of the prospectus:

The Certificate of Designation of Preferences, Rights and Limitations of our Series A Preferred Stock (the Certificate) provide the holders thereof with numerous rights and privileges and impose various limitations on the Company.

So long as any shares of our Series A Preferred Stock is outstanding, without the consent of the holders of at least 51% in stated value of the then outstanding shares of the Series A Preferred Stock, subject to certain limited exceptions, we may not (i) enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money or liens on any of our assets, (ii) amend our certificate of incorporation, bylaws or other charter documents so as to materially and adversely affect any rights of any holder of the Series A Preferred Stock, (iii) repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of our common or other securities or (iv) pay cash dividends or distributions on common stock or other securities of the Company.

Also, although the Series A Preferred Stock generally has no voting rights, we may not without, the affirmative vote of holders of 60% or more of the then outstanding shares of the Series A Preferred Stock, take certain actions, including (a) alter or change adversely the powers, preferences or rights given to the preferred stock or alter or amend the Certificate, (b) authorize or create any class of stock ranking as to redemption or distribution of assets upon a liquidation (as defined in the Certificate) senior to or otherwise pari passu with the Series A Preferred Stock, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of such preferred shares, or (d) increase the number of authorized shares of the Series A Preferred Stock.

In addition, in the event a Triggering Event (as defined in the Certificate), occurs we will be required to redeem the Series A Preferred Stock at the greater of 110% of its stated value or the value of the common stock which may be acquired on the conversion of the preferred stock, which value generally is determined based on the weighted average trading value of our common stock on the date the Triggering Event occurs. Triggering events include (i) our failure to deliver certificates representing shares of common stock issuable upon conversion of the preferred stock prior to the fifth trading day after such shares are required to be delivered, (ii) after the date that shareholder approval is obtained to amend our charter to increase the number of shares of common stock we are authorized to issue to 200,000,000 shares, we fail to have available a sufficient number of authorized and unreserved shares of common stock to allow for conversion of the preferred stock, (iii) we materially fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of the transaction documents we executed in connection with the January Private Placement, (iv) subject to certain limited exceptions, we redeem shares of our common stock or common stock equilivants, (v) we are the subject of a Change in Control Transaction (as defined in the Certificate), which includes the acquisition of in excess of 40% or our voting securities (other than by conversion of the Preferred Stock and the warrants issued to the placement agent in the December Private Placement) or, we are a party to a merger in which our shareholders own less than 60% of the voting power of the surviving entity or, we sell or transfer all or substantially all of our assets and our shareholders own less than 60% of the voting power of the transferee, or within a one year period more that one-half of the members of our board of directors are removed and such removal is not approved by a majority of the board, (vi) we are the subject of bankruptcy proceeding (in the event of an involuntary filing, which shall not have been dismissed within 75 days), (viii) our common stock shall fail to be listed or quoted for trading on a trading market (as defined in the Certificate) for more than five trading days, or (viii) we shall not have amended our Certificate of Incorporation to increase the number of shares of common stock we are authorized to issue to 200,000,000 shares on or before June 30, 2008.

Under certain circumstances, provided the daily dollar trading volume for our common stock exceeds $100,000 per trading day for 20 consecutive trading days, we have the right to cause each holder of our Series A Preferred Stock to convert all or part of such stock. Our ability to cause such conversions is subject to numerous material conditions including that we shall have amended our Certificate of Incorporation as described herein and that the closing bid price per share of our common stock, on the trading market on which it trades, for a ten consecutive trading day period exceeds $1.50. This provision does not apply until the earlier of (i) the 90th day after the effective date of this registration statement or (ii) the date that all of the shares of common stock purchasable on conversion of the Series A Preferred Stock can be sold pursuant to Rule 144 without volume or manner restrictions. Another of the conditions to a forced conversion is that there is an effective registration statement permitting the resell of the shares of common stock subject to conversion or such shares can be sold pursuant to Rule 144 without volume or manner restrictions.

The Certificate provides that we shall not effect any conversion of the Series A Preferred Stock, nor would the forced conversion provisions apply, and the holders shall not have the right to convert any portion of the preferred stock to the extent that, after giving effect to the conversion, such holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after the conversion, with beneficially ownership to be calculated in accordance with Section 13(d) of the Exchange Act. The determination of whether this limitation applies is in the sole discretion of the holder of the Series A Preferred stock, the conversion of whose preferred shares is at issue.

Comment 10.

The Company has reviewed the number of shares registered in the fee table with the shares listed in the “Selling Security Holders” section of the prospectus and determined that the numbers are consistent. However, upon subsequent review of the Company’s obligations under the Registration Rights Agreement executed between the Company and the December Investors, the Company has determined that it is not obligated to register the Waiver Shares. Therefore, the Company intends to reduce the number of shares of its common stock it seeks to register under the Registration Statement by 5,000,000 shares of common stock and to make appropriate adjustments to the fee table and to the shares listed in the Selling Security Holders section of the prospectus.

Comment 11.

On February 29, 2008, the Selling Security Holders have advised the Company that the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each Selling Security Holder that is a legal entity is as follows:

Enable Growth Partners LP	Mitch Levine and Brendan O’Neil

Enable Opportunity Partners LP	Mitch Levine and Brendan O’Neil

Pierce Diversified Strategy Master Fund LLC, Ena	Mitch Levine and Brendan O’Neil

Lyrical Opportunity Partners II LP	Jeffrey Keswin

Lyrical Opportunity Partners II Ltd.	Jeffrey Keswin

Midtown Partners & Co., LLC	Brian Jordan

RHK Midtown Partners LLC	Richard Henri Krieger

The Company proposes to identify these individuals in the footnotes to the existing chart in the Selling Security Holders section of the prospectus.

Comment 12.

The Company will include the appropriate signatures and titles.

* * *

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours, Eaton & Van Winkle LLP By: /s/ Joseph L. Cannella

Appendix A

Dollar Value of Underlying Securities Registered for Resale in this Prospectus

   The total dollar value of the shares of common stock underlying the securities issued in connection with the December Financing that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share for those securities on December 18, 2007, the closing date of the December Financing) are as follows:

December 18, 2007 Financing

Shares of Common Stock Registered for Resale Underlying Preferred Stock and Warrants:	$22,600,000
Market Price per Share of Common Stock on December 18, 2007:	0.33
Dollar Value of Underlying Securities:	$7,458,000

Appendix B

Payments Made in Connection with the December Financing

The following tables disclose the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the December Financing that we have made or may be required to make to any Selling Security Holder, any affiliate of a Selling Security Holder, or any person with whom any Selling Security Holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents”, and any other payments or potential payments). The net proceeds to the Company from the December Financing and except, as otherwise provided, the total possible payments to all Selling Security Holders and any of their affiliates in the first year following the December Financing are also provided.
NAME OF SELLING SECURITY HOLDERS	PLACEMENT AGENT COMMISSIONS	PLACEMENT AGENT WARRANTS(a)
Enable Growth Partners LP	__	__
Enable Opportunity Partners LP	__	__
Lyrical Opportunity Partners II LP	__	__
Lyrical Opportunity Partners II Ltd.	__	__
Pierce Diversified Strategy Master Fund LLC, Ena	__	__
Midtown Partners & Co.,LLC	$ 210,000	$18,000
TOTALS	$ 210,000	$18,000
LEGAL FEES TO INVESTORS COUNSEL	$ 30,000
NET PROCEEDS TO COMPANY	$2,760,000

(a)
Warrants issued to Midtown Partners & Co., LLC to purchase 600,000 shares of the Company’s common stock are valued using the Black-Scholes method based on a 5 year life and a $0.50 per share purchase for common stock.

We have agreed to use our best efforts to file, within 45 days of the closing date of the December Financing (the “Closing Date”), a Registration Statement covering the resale of the shares of our common stock issuable on the conversion of Preferred Stock issued to the December Investors and the January Investors, the Waiver Shares, and the shares of our common stock issuable on exercise of the Placement Agent Warrants, and to cause such Registration Statement to be declared effective by the Securities and Exchange Commission, within 90 days of the Closing Date subject to a thirty day extension in the event of a full review by the Securities and Exchange Commission(the “Required Registration Date”). In the event we do not satisfy these requirements in a timely fashion we will be subject to penalties, equal to 1% of the aggregate purchase price paid for the Preferred Stock, on the Required Registration Date and an additional 2% on each monthly anniversary of the Required Registration Date until the Registration Statement is declared effective by the SEC. Notwithstanding the foregoing, the aggregate maximum amount of the penalties that may be imposed for such failure is 6% of the aggregate cash investment in the December 2007 Private Placement, if such failure results from certain positions taken by the SEC during its review of our Registration Statement. The chart presented above has been prepared on the assumption that no such penalties will accrue.

 Appendix C

Potential Profits on Conversion of Warrants and Preferred Stock

The following table shows the total possible profit that the Selling Security Holders could realize as a result of the conversion discount for the securities underlying the December Financing.

December 18, 2007 Financing

Selling Security Holder	Market Price per Share of Common Stock on Closing Date of December Financing	Conversion Price of Warrants and Preferred Stock	Total Possible Shares Underlying Warrants And Preferred Stock	Combined Market Price of Shares Underlying Warrants And Preferred Stock	Combined Conversion Price of Shares Underlying Warrants And Preferred Stock	Total Possible Discount to Market Price
Enable Growth Partners LP	$ 0.33	$ 0.50	13,600,000	$ 4,488,000	$ 6,800,000	(2,312,000)
Enable Opportunity Partners LP	$ 0.33	$ 0.50	1,600,000	$ 528,000	$ 800,000	(272,000)
Lyrical Opportunity Partners II LP	$ 0.33	$ 0.50	2,580,000	$ 851,400	$ 1,290,000	(438,600)
Lyrical Opportunity Partners II Ltd.	$ 0.33	$ 0.50	3,420,000	$ 1,128,600	$ 1,710,000	(581,400)
Pierce Diversified Strategy Master Fund LLC, Ena	$ 0.33	$ 0.50	800,000	$ 264,000	$ 400,000	(136,000)
Midtown Partners & Co., LLC	$ 0.33	$ 0.50	90,000	$ 29,700	$ 45,000	(15,300)
Bruce Jordan (1)	$ 0.33	$ 0.50	30,000	$ 9,900	$ 15,000	(5,100)
Richard Henri Kreger (1)	$ 0.33	$ 0.50	375,000	$ 123,750	$ 187,500	(63,750)
Ariel Imas (2)	$ 0.33	$ 0.50	0	$ 0	$ 0	(0)
Braden Anthony Ferrai (2)	$ 0.33	$ 0.50	0	$ 0	$ 0	(0)
RHK Midtown Partners LLC (1)	$ 0.33	$ 0.50	105,000	$ 34,650	$ 52,500	(17,850)

Total			22,600,000	$ 7,458,000	$ 11,300,000	(3,842,000)

(1)	Constitutes the portion of the December Placement Warrants held by the Selling Security Holder by assignment from Midtown Partners & Co., LLC.

(2)
Although not Selling Security Holders in this offering, these individuals have been included on this chart because they are identified in charts subsequently presented in this prospectus. These individuals were assignees of a portion of the warrants issued to Midtown Partners & Co., LLC in connection with the January offering.

Appendix D

 Total Potential Profit from Other Securities

The following table shows the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the Company that are held by the Selling Security Holders or any affiliates of the Selling Security Holders.

January 30, 2007 Financing

Selling Security Holder	Market Price per Share of Common Stock on Closing Date of January Financing	Exercise Price of Warrants(1)	Total Possible Shares Underlying Warrants (2)	Combined Market Price of Shares Underlying Warrants	Combined Conversion Price of Shares Underlying Warrants	Total Possible Discount to Market Price(3)
Enable Growth Partners LP	$ 3.01	$ 3.00	2,006,944	$ 6,040,901	$ 6,020,832	(20,069)
Enable Opportunity Partners LP	$ 3.01	$ 3.00	236,111	$ 710,694	$ 708,333	(2,361)
Lyrical Opportunity Partners II LP	$ 3.01	$ 3.00	609,167	$ 1,833,593	$ 1,827,501	(6,092)
Lyrical Opportunity Partners II Ltd.	$ 3.01	$ 3.00	807,500	$ 2,430,575	$ 2,422,500	(8,075)
Pierce Diversified Strategy Master Fund LLC, Ena	$ 3.01	$ 3.00	118,056	$ 355,349	$ 354,168	(1,181)
Midtown Partners & Co., LLC	$ 3.01	$ 3.00	66,667	$ 200,668	$ 200,001	(667)
Bruce Jordan (3)	$ 3.01	$ 3.00	22,222	$ 66,888	$ 66,666	(222)
Richard Henri Kreger (3)	$ 3.01	$ 3.00	222,222	$ 668,888	$ 666,666	(2,222)
Ariel Imas (3)	$ 3.01	$ 3.00	35,556	$ 107,024	$ 106,668	(356)
Braden Anthony Ferrai (3)	$ 3.01	$ 3.00	26,667	$ 80,267	$ 80,001	(266)
RHK Midtown Partners LLC (3)	$ 3.01	$ 3.00	71,111	$ 214,044	$ 213,333	(711)

Total			4,222,223	$ 12,708,891	$ 12,666,669	(42,222)

(1)
As a consequence of the December Financing the exercise price of the January Warrants issued to the January Investors (not including the holders of the January Placement Agent Warrants) were reduced from $3.00 to $0.50 per share under the anti-dilution provisions of the such warrants. This reduction is not taken into account on this chart.

(2)	This amount reflects the total possible shares underlying the January 2007 Warrants on the original date of issuance.

(3)	Constitutes the portion of the January Placement Agent Warrants held by the identified persons by assignment from Midtown Partners & Co.

The amounts presented on the above chart does not include 5,000,000 shares of common stock which the Company issued to the January Investors in consideration for their waiver of the right to receive an additional 18,888,890 shares with an exercise price of $.50 per share under the anti-dilution provisions of such warrants which resulted from the consummation of the December Financing. The possible profit to be realized on the on these share of Common Stock is $1,650,000 based on a market price per share of the Common Stock of the Company on December 18, 2007, the date the December Financing was consummated.

Appendix E

Payments Received and Potential Profits as a Percentage of Net Proceeds

The following table shows the gross proceeds received by Company from the December Financing, the payments made by Company in connection with December Financing, the net proceeds to the Company from the December Financing, the combined total profit from discounts to market from all securities held by Selling Security Holders and their affiliates, the total of payments and discounts to market as a percentage of net proceeds and the average percent per annum thereof amortized over the conversion/exercise period of the Warrants and Preferred Stock.

December 18, 2007 Financing

Gross Proceeds Received by Company in December Financing	Payments Made by Company in Connection With December Financing	Net Proceeds to Issuer From December Financing	Combined Total Profit From Discounts to Market from all Securities Held by Selling Security Holders and their Affiliates	Total of Payments and Discounts to Market as a Percentage of Net Proceeds	Average Percent Per Annum Amount in receding Column Over Conversion/Exercise Period of Warrants and Preferred Stock(a)
$3,000,000	$240,000	2,760,000	$42,222	10.2%	2.0%

(a)	Assumes the conversion period with respect to the Preferred Stock is 5 years notwithstanding that there is no stated expiration date for the conversion feature of the Preferred Stock.

The amounts presented on the above chart does not include 5,000,000 shares of common stock which the Company issued to the January Investors in consideration for their waiver of the right to receive an additional 18,888,890 shares with an exercise price of $.50 per share under the anti-dilution provisions of such warrants which resulted from the consummation of the December Financing. The possible profit to be realized on these shares of Common Stock is $1,650,000 based on a market price per share of the Common Stock of the Company on December 18, 2007, the date the December Financing was consummated.

Appendix F

Prior Security Transactions between Selling Shareholders and Issuer

The following table shows the number of shares of common stock outstanding prior to the January 2007 transaction, the number of shares of common stock outstanding prior to the January 2007 Financing held by person other than Selling Security Holders, affiliates of the Company, or affiliates of Selling Security Holders, the number of shares of common stock that were issued or issuable in connection with the January 2007 Financing, the percentage of shares of common stock that were issued or issuable in the connection with the January 2007 Financing, the market price per share of common stock immediately before the January 2007 Financing and the current market price per share of common stock.

January 30, 2007 Financing

Number of Shares of Common Stock Outstanding Prior to the January 2007 Transaction	Number of Shares of Common Stock Outstanding Prior to January 2007 Financing Held by Persons Other than Selling Security Holders, Affiliates of the Company, or Affiliates of Selling Security Holders	Number of Shares of Common Stock That Were Issued or Issuable in Connection With January 2007 Financing	Percentage ofShares of Common Stock That Were Issued or Issuable in the Connection With January 2007 Financing(1)	The Market Price Per Share of Common Stock Immediately Before the January 2007 Financing	Current Market Price Per Share of Common Stock
71,461,342	29,000,236	8,666,668	29.9%	$3.06	$0.46

(1)
This percentage has been calculated by taking the number of shares of common stock issued or issuable in connection with the January 2007 Financing and dividing that number by the number of shares of common stock issued and outstanding prior to the January 2007 financing and held by persons other than the Selling Security Holders, affiliates of the company, or affiliates of the Selling Security Holders. This amount assumes the exercise of the warrants owned by Selling Security Holders but does not include shares of common stock underlying any other outstanding convertible securities, options, or warrants.

Appendix G

Selling Shareholders shares received Prior to the Preferred/Warrant Transaction

The following table shows the Selling Security Holder, the number of shares of common stock outstanding prior to the December 2007 Financing held by persons other than Selling Security Holders affiliates of the Company, or affiliates of Selling Security Holders, the number of shares of common stock registered for resale by Selling Security Holders or affiliates of Selling Security Holders prior to the December 2007 Financing, the number of shares of common stock registered for resale by Selling Security Holders or affiliates of Selling Security Holders in prior registration statements still held by the same, the number of shares of common stock sold in registered resale transaction by Selling Security Holders or affiliates of Selling Security Holders or affiliates of Selling Security Holders and the number of shares of common stock registered for resale on behalf of Selling Security Holders or affiliates of Selling Security Holders in the December 2007 Financing.

December 18, 2007 Financing

Selling Security Holder
Number of Shares of Common Stock Outstanding Prior to December 2007 Financing
Held by Persons Other than Selling Security Holders, Affiliates of the Company, or Affiliates of Selling Security Holders(1)
		Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders Prior to the December 2007 Financing	Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders in Prior Registration Statements Still Held by the Same	Number of Shares of Common Stock Sold in Registered Resale Transactions by Selling Security Holders or Affiliates of Selling Security Holders	Number of Shares of Common Stock Registered for Resale on behalf of Selling Security Holders or Affiliates of Selling Security Holders in December 2007 Financing
Enable Growth Partners LP	__	4,368,055	2,006,944	__	13,600,000
Enable Opportunity Partners LP	__	513,889	236,111	__	1,600,000
Lyrical Opportunity Partners II LP	__	1,325,834	609,167	__	2,580,000
Lyrical Opportunity Partners Ltd.	__	1,757,500	807,500	__	3,420,000
Pierce Diversified Strategy Master Fund LLC, a	__	256,945	118,056	__	800,000
Midtown Partners & Co., LLC	__	66,667	66,667	__	90,000
Bruce Jordan (2)	__	22,222	22,222	__	30,000
Richard Henri Kreger (2)	__	222,222	222,222	__	375,000
Ariel Imas (2)	__	35,556	35,556	__	0
Braden Anthony Ferrai (2)	__	26,667	26,667	__	0
RHK Midtown Partners LLC (2)	__	71,111	71,111	__	105,000
	33,906,196	8,666,668	4,222,223	0	22,600,000

(1)	The calculation of the number of outstanding shares does not include any securities underlying any outstanding convertible securities, options, or warrants.

(2)	Constitutes the portion of the January Placement Warrants held by the identified persons by assignment from Midtown Partners & Co., LLC.